February 17, 2016

«Partnership»
«NAME2»
«ADDRESS»
«ADDRESS2»
«CITY», «STATE»«ZIP»

Re:           WNC Housing Tax Credit Fund VI, L.P., Series 13 (the “Partnership”)

Dear Holders of Units of Limited Partnership Interest in the Partnership (the “Limited Partners”):

This correspondence provides an update to prior correspondence from the Partnership to you as the Limited Partners regarding the Internal Revenue Service (“IRS”) examination of two assets wherein the Partnership is or was the investor limited partner.  Those two assets are Grove Village Limited Partnership (“Grove Village”) and Pleasant Village Limited Partnership (“Pleasant Village”).  This correspondence concludes with a course of action to be taken by the Partnership with regard to the 2010 low income housing tax credits (“Tax Credits”) allocated to the Partnership by Grove Village and the 2011 – 2015 Tax Credits which now are expected to be allocated to the Partnership by Pleasant Village.

For your convenience, the following is a brief summary of circumstances and events leading up to such planned course of action.

Information tax returns for 2007, 2008, 2009 and 2010 were filed for Grove Village and Pleasant Village claiming Tax Credits for those four years. Grove Village and Pleasant Village allocated those Tax Credits to the Partnership, which were then allocated to the Limited Partners by the Partnership on its information tax returns for 2007, 2008, 2009 and 2010.

Grove Village and Pleasant Village were audited by the IRS for tax years 2007, 2008 and 2009. The IRS took the position that the Tax Credits had to be repaid (with interest) for Grove Village and Pleasant Village for those years because the properties had not received Form 8609 from the Texas Department of Housing and Community Affairs (“TDHCA”).  WNC National Partners, LLC (“WNC”), the general partner of the Partnership, sought to protect the Partnership’s investment in Grove Village and Pleasant Village and purchased the mortgage loans to prevent foreclosure, filed a lawsuit against Walker Guardian LLC, as the general partner of Grove Village and Pleasant Village, and had the Court appoint a receiver to take the day-to-day responsibilities away from the Walker Guardian LLC.

714.662.5565 714.662.4412 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com

February 17, 2016

Through protracted and detailed discussions with HUD and TDHCA, WNC commenced repair work at Pleasant Village to clear the deficiencies so that Form 8609 could be issued.  Because repair work on Pleasant Village had commenced, the Partnership appealed to the United States Tax Court the IRS determination to pursue collection of the 2007, 2008 and 2009 Tax Credits for Pleasant Village.  As a result of WNC’s efforts and the expenditure of nearly $3 million using funds from the Partnership, a portion of which were advanced from WNC & Associates, Pleasant Village passed the HUD REAC Inspection first in June 2014 and then again in May 2015. In April 2015, WNC successfully obtained Form 8609 from TDHCA for Pleasant Village.

In June 2015, all of you likely received a tax due notice from the IRS for the Tax Credits (with interest) allocated to each Limited Partner relative to Grove Village for tax years 2007, 2008 and 2009.  Using IRS guidelines, WNC calculated the interest to be charged by the IRS based on the maximum Tax Credits allocated to each Limited Partner whether or not the Limited Partner used those Tax Credits. Based on that calculation of the estimated interest owed to the US Treasury for the Tax Credits taken in 2007, 2008 and 2009, the Partnership provided a distribution check to each Limited Partner during September 2015, using funds from the Partnership, a portion of which were advanced from WNC & Associates.  As we have been reporting, the Partnership also allocated 2010 Tax Credits to the Limited Partners for Grove Village and those Tax Credits (with interest) are owed back to the US Treasury.

Pleasant Village has now received Form 8609, as stated above.  Therefore, Pleasant Village will amend its tax returns and allocate to the Partnership the 2011 – 2015 Tax Credits not previously allocated.  The Partnership, at the Partnership level, will add the Tax Credits for 2015 for all the lower tier partnerships invested in by the Partnership with the Tax Credits for Pleasant Village (for previous years), and net them against the 2010 Grove Village Tax Credits (with interest) that are owed back to the US Treasury.

The Grove Village property was sold in 2015.

 More information on this and how the gain on the sale of Grove Village should be recorded will be outlined to you in correspondence when the Partnership delivers your Schedule K-1.

Regarding Pleasant Village, WNC continues to challenge the IRS position that the Tax Credits for 2007 – 2009 should be repaid. The matter was scheduled for trial in November 2015.  However, counsel for the IRS obtained a postponement to a date to be determined in early 2016.  There is no guarantee that the IRS or the Court will rule in the Partnership’s favor for tax years 2007, 2008 or 2009. We will continue to keep you posted.  Due to the postponement into 2016, WNC has been unable as yet to send Tax Credit estimates to the Limited Partners.

If you have any questions please do not hesitate to call Denim Mercado at (949) 236-8156.

Sincerely,

WNC National Partners, LLC
General Partner